Exhibit 99.6

For Immediate Release	October 27, 2022

THE VALENS COMPANY ANNOUNCES MAILING AND FILING OF CIRCULAR
FOR SPECIAL MEETING OF SHAREHOLDERS TO APPROVE ARRANGEMENT
WITH SNDL INC.

●	Valens Shareholders will receive 0.3334 SNDL shares per Valens share, representing a premium of approximately 48% on the 10-day VWAP of the Valens shares on the TSX prior to the signing of a non-binding expression of interest related to the transaction

●	Shareholders are encouraged to vote well in advance of the proxy deadline of November 25, 2022 at 10:00 a.m. (Toronto time)

●	Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com

Kelowna, B.C., October 27, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company” or “Valens”) is pleased to announce the mailing of its management information circular and related documents for the Special Meeting of Valens Shareholders (the “Meeting”) in connection with the previously announced plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) whereby SNDL Inc. (“SNDL”) will acquire all of the issued and outstanding common shares of the Company, and in return Valens Shareholders (the “Shareholders”) will receive, for each Valens share held, 0.3334 common shares of SNDL (“SNDL Shares”). The materials mailed in connection with the Meeting can also be found under the company’s profile on SEDAR (http://sedar.com) and on EDGAR (www.sec.gov) as well as on Valens’ website at www.thevalenscompany.com/special-meeting/.

The SNDL Shares to be issued to Valens Shareholders represents an implied value of $1.26 per Valens Share , based on the August 19, 2022 close of the SNDL shares on the Nasdaq Capital Market exchange (the “Nasdaq”), representing a premium of 21%, based on the 60-day volume-weighted average price (“VWAP”) of the Valens Shares on the Toronto Stock Exchange (the “TSX”) for the period ending August 19, 2022, being the last trading day prior to the announcement of the Arrangement, or a 48% premium based on the 10-day VWAP of the Valens Shares on the TSX for the period ending June 27, 2022, being the last trading day prior to entering into a non-binding expression of interest for the Arrangement. On completion of the Arrangement, former Valens Shareholders are expected to hold approximately 9.5% of the outstanding SNDL Shares.

The Valens board of directors (the “Valens Board”), after consultation with its financial and legal advisors, and after careful consideration of, among other factors, the unanimous recommendation of the Valens Special Committee (“the “Special Committee”) and the receipt of the fairness opinion of Cormark Securities, (i) has unanimously determined that the Arrangement is in the best interests of Valens, and that the consideration being offered to Shareholders is fair, from a financial point of view, (ii) has unanimously approved the Arrangement and (iii) recommends that the Shareholders vote FOR the Arrangement (in each case except for the abstentions of two directors for reasons set out in the management information circular).

REASONS TO SUPPORT THE ARRANGEMENT

●	Continued Growth. The Arrangement will provide Valens Shareholders with approximately 9.5% ownership of a large and rapidly growing diversified and vertically integrated business upon completion of the Arrangement, which includes significant production, branding, investment and retail businesses (including 171 liquor retail stores and 185[1] cannabis retail stores). Valens business will be able to pursue future growth with access to the pro forma combined company’s substantial unrestricted cash position of approximately $314 million as of August 19, 2022 (compared to Valens’ current net debt position of $28 million). In addition, the pro forma combined company will have the potential for significant growth through cross-penetration of Valens-branded products into Canada’s cannabis retail stores, including through ColdHaus’ robust distribution sales network. Collectively, the Arrangement will allow the pro forma company to better navigate current industry and macroeconomic headwinds and sustainable competitive advantage for long-term growth.

1 Includes Nova Cannabis Inc. corporate stores and franchise stores.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www. thevalenscompany.com

●	Combined Revenues and Market Share. The Arrangement will create a combined entity that is expected to be a top licenced producer with top 10 market share in both overall cannabis and cannabis 2.0 (according to Hifyre, based on the month ending July 2022 in AB, BC, ON, SK). Cannabis 2.0 products include: edibles, concentrates, vapes, beverages and topicals. In addition, the pro forma combined company is expected to be the highest revenue generating cannabis company in Canada (based on annualized revenue in the last fiscal quarter) currently trading well under its tangible book value.

●	Synergies and Cost Savings. The combination of SNDL with Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens cannabis products, it is estimated that the completion of the Arrangement will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

●	Prospects as an Independent Entity. The Valens Board assessed current industry, economic and market conditions and trends, and expectations of the future prospects in the cannabis industry, as well as information concerning the business, operations, assets, financial performance and condition, operating results and prospects of Valens, including the strategic direction of Valens as an independent entity and its future financial and liquidity requirements (particularly in light of a desire to avoid dilutive financings). The Valens Board also took into consideration the views expressed to it by the Valens Special Committee with respect to the strategic direction of Valens as an independent entity versus the opportunity to complete the Arrangement with SNDL.

●	Significantly Enhanced Market Liquidity. The SNDL Shares have a high daily average trading volume. During the 30 days ended August 19, 2022, the average daily trading value of the SNDL Shares was approximately US$103.8 million on Nasdaq versus approximately C$5.2 million and US$0.3 million for Valens on the TSX and Nasdaq, respectively.

●	Implied Premium. The Exchange Ratio represents a 10% premium on a trailing 30-day VWAP, and a 21% premium on a trailing 60-day VWAP of the Valens Shares on the TSX up to August 19, 2022, the last trading day prior to the announcement of the transaction. In addition, the Exchange Ratio represents a 48% premium on a trailing 10-day VWAP of the Valens Shares on the TSX up to June 27, 2022, the last trading day prior to the entering into of a non-binding expression of interest with SNDL for the Arrangement.

●	Support of Directors and Executive Officers. All of the directors and executive officers of Valens who own Valens Shares have entered into voting and support agreements with Valens pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Valens Shares in favour of the Arrangement.

●	Fairness Opinion. The Valens Special Committee has received a fairness opinion from Cormark Securities to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. For more information on the fairness opinion, shareholders should refer to the management information circular section entitled “The Arrangement – Fairness Opinion”.

●	Tax-Deferred Transaction. The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes and is intended to qualify as a tax-deferred “reorganization” for United States federal income tax purposes. For a summary of certain Canadian federal income tax consequences of the Arrangement for Valens Shareholders who are subject to Canadian taxation, see the discussion under “Certain Canadian Federal Income Tax Considerations”. For a summary of certain United States federal income tax consequences of the Arrangement for certain Valens Shareholders who are subject to United States taxation (including certain United States federal income tax consequences if the exchange of Valens Shares for SNDL Shares pursuant to the Arrangement were to fail to qualify as a tax-deferred “reorganization” for United States federal income tax purposes), see the discussion under “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www. thevalenscompany.com

2 | Page

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN

The special meeting of Valens Shareholders will be held on Tuesday, November 29, 2022, at 10:00 a.m. (Toronto time), at Offices of Stikeman Elliott LLP 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9. Shareholders are encouraged to vote in advance of the meeting, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to shareholders together with the management information circular. Further details and voting instructions can be found in the management information circular in the section entitled “The Meeting – Voting of Proxies and Exercise of Discretion”.

The close of business on October 19, 2022 is the record date for the determination of Valens Shareholders who will be entitled to receive notice of and vote at the Meeting and at any adjournment or postponement of the Meeting.

The deadline for Valens Shareholders to return their completed proxies or voting instruction forms is Friday, November 25, 2022 at 10:00 a.m. (Toronto time).

SHAREHOLDER QUESTIONS AND VOTING ASSISTANCE

Valens Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com.

RECEIPT OF INTERIM COURT ORDER

The Company is also announcing that on October 20, 2022, it was granted an interim order (the “Interim Order”) by the Ontario Superior Court of Justice (Commercial List) regarding the Arrangement. The Interim Order authorizes Valens to proceed with various matters, including the holding of the Meeting to consider and vote on the proposed Arrangement.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www. thevalenscompany.com

3 | Page

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit https://thevalenscompany.com. The Valens Company’s investor deck can be found specifically at https://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows
The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

Forward-Looking Statement Cautions:

This news release contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Arrangement on the current terms thereof; the market value of the consideration to be received by Valens’ shareholders; the combined company and its future business plans and growth going forward; the anticipated benefits associated with the Arrangement; the reasons to support the Arrangement; the market liquidity of SNDL Shares; the Meeting expected to take place on November 29, 2022; the tax-deferred nature of the exchange of Valens shares for SNDL Shares; and SNDL’s capital base supporting Valens’ expansion and opening up new market opportunities.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Arrangement; the business and operations of Valens, including that its business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the ability of Valens to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by Valens of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www. thevalenscompany.com

4 | Page

Although Valens believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Valens can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Valens will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Valens does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Valens’ business are contained under the heading "Risk Factors" in Valens’ annual information form for the financial year ended November 30, 2021 dated February 28, 2022 and Valens’ management information circular in respect of the Meeting as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission. The forward-looking information included in this news release is made as of the date of this news release. Valens does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

Non-IFRS Financial Measures:

Valens reports its financial results and statements in accordance with the International Financial Reporting Standards (“IFRS”). This news release uses certain financial measures and/or ratios that are not based on IFRS (“non-IFRS”). Non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These measures include, among others, “EBITDA”. These non-IFRS measures are often accompanied by and reconciled with IFRS financial measures. For certain non-IFRS measures, there are no directly comparable amounts under IFRS. This document presents non-IFRS measures used by the Company when evaluating its results and measuring its performance.

Non-IFRS measures and industry specific metrics are used to provide investors with supplemental measures of Valens’ operating performance and liquidity and thus highlight trends in Valens’ business that may not otherwise be apparent when relying solely on IFRS measures and enable comparison with other companies in the cannabis industry. Valens’ management also uses non-IFRS measures, non-IFRS ratios and supplementary financial measures, in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation.

For relevant information about non-IFRS measures used in this document, see the “Non-GAAP Performance Measures and Ratios” section in the Company’s management’s discussion and analysis for the three and nine months ended August 31, 2022, which is hereby incorporated by reference and is available for review at sedar.com.

Third-Party Information:

This news release contains information that has been derived from publicly available sources that the Company believes to be reliable. While the Company believes that such information is reliable, the Company has not independently verified the information obtained from third party sources. Accordingly, no representation or warranty is made as to the accuracy, completeness or reliability of any third-party information and undue reliance should not be placed on any of the third-party information contained in this news release.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www. thevalenscompany.com

5 | Page